                                      13D

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934


                            Tower Semiconductor Ltd.
                             ---------------------
                                (Name of Issuer)


                      Ordinary Shares, NIS 1.00 Per Share
                          ----------------------------
                         (Title of Class of Securities)


                                   M87915100
                                   ---------
                                 (CUSIP Number)

                            Charles Van Orden, Esq.
                       Vice President and General Counsel
                              SanDisk Corporation
                               140 Caspian Court
                              Sunnyvale, CA 94089
                                 (408) 542-0500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 26, 2001
                                ----------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



----------------------------

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     NAMES OF REPORTING PERSONS.
1    SanDisk Corporation


     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     IRS I.D. # 77-0191793
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2                                                              (a) [_]
                                                               (b) [X]

------------------------------------------------------------------------------
     SEC USE ONLY
3


------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     WC

------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e)
                                                                   [_]

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     State of Delaware

------------------------------------------------------------------------------

                       SOLE VOTING POWER
                   7
  NUMBER OF            5,400,001 (1)

  SHARES       -----------------------------------------------------------
                       SHARED VOTING POWER
 BENEFICIALLY      8
                       20,268,728 (2) (with respect to certain matters as set forth in the Consolidated Shareholders Agreement, dated as of January 18, 2001, filed as Exhibit 4 to this
                       Schedule 13D)

  OWNED BY
                   -----------------------------------------------------------
    EACH               SOLE DISPOSITIVE POWER
                   9
  REPORTING            5,400,001 (1)

   PERSON          -----------------------------------------------------------
                       SHARED DISPOSITIVE POWER
    WITH          10
                      20,268,728 (2) (with respect to certain matters as set forth in the Consolidated Shareholders Agreement, dated as of January 18, 2001, filed as Exhibit 4 to this Schedule
                      13D)
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,268,728 (2)

------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (SEE INSTRUCTIONS)
                                                                     [_]

------------------------------------------------------------------------------

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     74.6% (based on the number of shares of Issuer Ordinary Shares outstanding as of January 18, 2001 as represented by the Issuer)
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
                           CO
------------------------------------------------------------------------------

(1) Represents 866,551 shares currently held of record by SanDisk Corporation ("SanDisk") plus 4,533,450 shares purchasable by SanDisk within sixty (60) days of the date hereof upon the exercise of Warrants (as defined in Item 4 below) held by SanDisk. Such shares are subject to certain voting and disposition restrictions and obligations as described more fully in footnote (2) and Item 4 below.

(2) 20,268,728 shares of Tower Semiconductor Ltd. ("Issuer") ordinary shares are subject to a Consolidated Shareholders Agreement ("Consolidated Shareholders Agreement") dated as of January 18, 2001 by and among SanDisk Corporation ("SanDisk") and certain shareholders of Issuer (discussed in Item 4 below). The Consolidated Shareholders Agreement attached hereto as Exhibit 4 provides certain obligations and restrictions with respect to the voting and disposition of the Issuer Shares held by the Shareholders (as defined below). The terms of the Consolidated Shareholders Agreement are hereby specifically incorporated by reference herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SanDisk that it is the beneficial owner of any of the shares of Issuer covered by the Consolidated Shareholders Agreement, other than the shares held of record by SanDisk, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares currently held of record or purchasable within sixty (60) days of the date hereof by such reporting person (see Item 5). Based on the number of ordinary shares of Issuer outstanding as of January 18 2001(as represented by Issuer on January 28, 2001), the number of ordinary shares of Issuer covered by the Shareholders Agreement represents approximately 74.6% of the outstanding ordinary shares of Issuer.


Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the ordinary shares, par value NIS 1.00 per share ("Issuer Shares"), of Tower Semiconductor Ltd., an Israeli corporation. The principal executive offices of the Issuer are located at P.O. Box 619, Migdal Haemek, Israel 23105.

Item 2.   Identity and Background.

(a)-(c), (f) The name of the person filing this statement is SanDisk Corporation, Inc., a Delaware corporation. The address of the principal office and principal business of SanDisk is 140 Caspian Court, Sunnyvale, CA 94089. SanDisk designs, manufactures and markets flash memory storage products that are used in a wide variety of electronic systems. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of SanDisk's directors and executive officers, as of the date hereof. The information contained in Schedule A is incorporated herein in its entirety by reference.

     To the best knowledge of SanDisk, set forth in Schedule B is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers, as of the date hereof, of each corporation which, along with SanDisk, may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by SanDisk that a group exists. The information contained in Schedule B is incorporated herein in its entirety by reference.

     The Israel Corporation ("TIC") is an Israeli corporation and is one of Israel`s major holding companies. TIC's principal executive office is located at Millennium Tower, 23rd and 24th Floors, 23 Aranha Street, Tel-Aviv, 61070.

     Alliance Semiconductor Corporation ("Alliance") is a Delaware corporation that designs, develops and markets high performance memory and memory intensive logic products to the personal computer, networking, telecommunications, instrumentation and consumer markets. Alliance's principal executive office is located at 2575 Augustine Drive, Santa Clara, California 95054-2914.

     Macronix International Co., Ltd. ("Macronix") is a Taiwanese corporation that is a provider of customer/application drive non-volatile memory requiring state-of-the-art technology. Macronix's principal executive office is located at 6F, No. 196, Sec 2, Cheng Kuo North Road, Taipei, Taiwan, R.O.C.

     (d) - (e) During the past five years, neither SanDisk nor, to SanDisk's knowledge, TIC, Alliance, Macronix, or any person named in Schedule A or B to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.


Item 3.   Source and Amount of Funds or Other Consideration.

     Effective January 26, 2001, Issuer satisfied the closing conditions of the share purchase agreements (as described below) it entered into with each of SanDisk, TIC, Alliance and Macronix (each a "Shareholder" and collectively the "Shareholders"), pursuant to which the Shareholders purchased an aggregate of 3,629,873 Issuer Shares. On January 18, 2001, SanDisk transferred $20 million of its working capital to purchase 866,551 Issuer Shares and pre-paid wafer credits in the amount of $8,786,827 from Issuer in a private transaction. On August 29, 2000, Alliance entered into a share purchase agreement with Issuer to purchase 866,551 Issuer Shares in a private transaction for an aggregate purchase price of $20 million. On December 12, 2000, Macronix entered into a share purchase agreement with Issuer to purchase 866,551 Issuer Shares in a private transaction for an aggregate purchase price of $20 million. On December 12, 2000, TIC entered into a share purchase agreement with Issuer to purchase 1,030,220 Issuer Shares in a private transaction for an aggregate purchase price of $13,333,300. SanDisk has no knowledge as to the source of funds used by Alliance or Macronix to purchase such shares.

Item 4.  Purpose of Transaction.

     (a), (d) SanDisk entered into a Share Purchase Agreement ("Purchase Agreement"), dated as of July 4, 2000, by and between SanDisk and Issuer to make a $20 million strategic investment in Issuer, and thereby acquire 866,551 Issuer Shares and pre-paid water credits in the amount of $8,786,827 from Issuer. Also on July 4, 2000 and pursuant to the Purchase Agreement, SanDisk and Issuer entered into an Additional Purchase Obligation Agreement ("Additional Purchase Agreement"), and, on January 18, 2001, SanDisk entered into the Registration Rights Agreement ("Registration Rights Agreement"), dated as of January 18, 2001, by and between SanDisk, TIC, Alliance, Macronix and QuickLogic Corporation. On August 13, 2000, SanDisk entered into a Shareholders Agreement ("Shareholders Agreement") with TIC. On January 18, 2001, SanDisk entered into the Consolidated Shareholders Agreement ("Consolidated Shareholders Agreement") by and among SanDisk, TIC, Alliance and Macronix, such Consolidated Agreement superseding the Shareholders Agreement. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. To the best of SanDisk's knowledge, and except as described in Item 3 above, TIC, Alliance and Macronix each entered into a share purchase agreement with Issuer in substantially the same form and upon substantially the same terms as the SanDisk Purchase Agreement.

     Under the terms of Section 2 of the Additional Purchase Agreement, Issuer will deliver to SanDisk (i) warrants that must be exercised by SanDisk within thirty (30) days of the satisfaction of the milestones specified in Section 5 thereof for the purchase, in the aggregate, of up to 1,833,450 additional Issuer Shares at an exercise price of $30, as adjusted pursuant to Section 4 thereof, and (ii) warrants that SanDisk has the option to exercise within thirty (30) days of the occurrence of the events specified in Section 5 thereof for the purchase, in the aggregate, of up to 2,700,000 additional Issuer Shares at an exercise price of $30, as adjusted pursuant to Section 4 thereof (clauses (i) and (ii) above, collectively, "Warrants"). SanDisk has the right to exercise the Warrants immediately and to purchase an aggregate of 4,533,450 Issuer Shares thereunder. The foregoing summary of the Additional Purchase Agreement is qualified in its entirety by reference to the Additional Purchase Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference. To the best of SanDisk's knowledge, TIC, Alliance and Macronix each entered into an additional purchase agreement in substantially the same form and upon substantially the same terms as the SanDisk Additional Purchase Agreement, except that such additional purchase agreement is limited to the purchase of warrants similar to those described in (i) above.

     Under the terms of the Registration Rights Agreement by and between SanDisk, TIC, Alliance, Macronix and QuickLogic, each of SanDisk, TIC, Alliance, Macronix and QuickLogic has demand and piggy-back registration rights with respect to Issuer Shares purchased by it pursuant to the Stock Purchase Agreement and the Additional Purchase Agreement. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

     Under the terms of the Consolidated Shareholders Agreement, the Shareholders have agreed to vote (or cause to be voted) at general meetings of shareholders all of their respective Issuer Shares, in the manner set forth in
Section 2 thereof, (i) for the election to the board of directors of Issuer ("Board") of (a) nominees designated by each Shareholder, (b) nominees recommended by the Board, (c) a member of management of Issuer, and (d) such other directors as agreed to by Shareholders; (ii) for the election of a TIC nominee, who will be one of the nominees in clause (i)(a) above, as chairman of the Board; (iii) for any other resolution which is necessary in order to facilitate the matters specified in clauses (i) through (iii) of this paragraph; and (iv) against the election of any other person to the Board. In addition, pursuant to Section 3, and subject to certain exceptions as set forth therein, each Shareholder has agreed to certain restrictions on its ability to transfer Issuer Shares for three years, and has agreed to retain a minimum number of Issuer Shares for a period of five years. Furthermore, pursuant to Section 4, each Shareholder has a right of first offer with respect to any Issuer Shares any Shareholder proposes to transfer. Moreover, subject to the provisions of
Section 3, the proposed transfer of any Shareholder of Issuer Shares to certain specified parties is subject to a right of first refusal, as provided in Section
5. Finally, to the extent the right of first refusal with respect to the proposed transfer of Issuer Shares pursuant to Section 4 or Section 5, as described above, is not fully exercised, each Shareholder shall have a right of co-sale as provided in Section 6. The foregoing summary of the Consolidated Shareholders Agreement is qualified in its entirety by reference to the Consolidated Shareholders Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

     (j)  To SanDisk's knowledge, other than described above, none.

Item 5.   Interest in Securities of the Issuer.

     (a)-(b) As a result of the Consolidated Shareholder Agreement, each Shareholder may be deemed to be the beneficial owner of at least 20,268,728 Issuer Shares. Such shares constitute approximately 74.6% of the outstanding shares of Issuer Shares, based on the capitalization of the Issuer as of January 18, 2001 as represented to SanDisk by the Issuer and calculated in accordance with Rule 13d-3(d)(i). Such beneficial ownership is based on the ownership, as represented to SanDisk by the Issuer, by each of SanDisk, Alliance and Macronix of 866,551 Issuer Shares, and of TIC of 6,698,380 Issuer Shares, and the right of SanDisk to purchase an additional 4,533,450 Issuer Shares, of Alliance and Macronix to each purchase an additional 1,833,450 Issuer Shares, and of TIC to purchase an additional 2,770,345 Issuer Shares within sixty (60) days of the date hereof upon the exercise of the Warrants.

     SanDisk may be deemed to have the shared power to vote and dispose of the Issuer Shares held by it and the other Shareholders pursuant to the Consolidated Shareholders Agreement with respect to those matters described in Item 4 above. However, SanDisk (i) is not entitled to any rights as a shareholder of Issuer as to the Issuer Shares covered by the Consolidated Shareholders Agreement and which are not currently held of record by SanDisk, and (ii) disclaims beneficial ownership of all Issuer Shares held by or purchasable within sixty (60) days of the date hereof by the Shareholders other than SanDisk.

     To SanDisk's knowledge, no shares of Issuer Shares are beneficially owned by any of the persons named in Schedule A or Schedule B.

     (c) Other than as otherwise described herein, neither SanDisk nor, to SanDisk's knowledge, any person named in Schedule A or Schedule B, has effected any transaction in the Issuer Shares during the past 60 days.

     (d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Purchase Agreement, Additional Purchase Agreement, the Registration Rights Agreement and the Consolidated Shareholders Agreement described above (and incorporated herein in its entirety by reference), to the knowledge of SanDisk, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Materials to be Filed as Exhibits.

     The following documents are filed as exhibits:

      1. Share Purchase Agreement, dated as of July 4, 2000, by and between SanDisk Corporation and Tower Semiconductor Ltd.

      2. Additional Purchase Obligation Agreement, dated as of July 4, 2000, by and between SanDisk Corporation and Tower Semiconductor Ltd.

      3. Registration Rights Agreement, dated as of January 18, 2001, by and between SanDisk Corporation, The Israel Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.

      4. Consolidated Shareholders Agreement, dated as of January 18, 2001 by and among SanDisk Corporation, The Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 1, 2001


                              SANDISK CORPORATION


                              By:  /s/ Eli Harari
                              -------------------------------------
                              Eli Harari
                              Chief Executive Officer

                                   Schedule A
                                   ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              SANDISK CORPORATION



                          Present Principal Occupation
         Including Name of Employer (if other than SanDisk Corporation)
                              Address of Employer

Executive Officers of SanDisk Corporation:
------------------------------------------
(name)                              (title)                              (address)

Dr. Eli Harari                      President, Chief Executive Officer   c/o SanDisk Corporation
                                    and Director                         140 Caspian Court
                                                                         Sunnyvale, CA 94089

Frank Calderoni                     Chief Financial Officer,             c/o SanDisk Corporation
                                    Senior Vice President, Finance       140 Caspian Court
                                    and Administration                   Sunnyvale, CA 94089

Ralph Hudson                        Senior Vice President,               c/o SanDisk Corporation
                                    Worldwide Operations                 140 Caspian Court
                                                                         Sunnyvale, CA 94089

Sanjay Mehrotra                     Senior Vice President,               c/o SanDisk Corporation
                                    Engineering                          140 Caspian Court
                                                                         Sunnyvale, CA 94089

Nelson Chan                         Senior Vice President,               c/o SanDisk Corporation
                                    Marketing                            140 Caspian Court
                                                                         Sunnyvale, CA 94089

Jocelyn Scarborough                 Vice President,                      c/o SanDisk Corporation
                                    Human Resources                      140 Caspian Court
                                                                         Sunnyvale, CA 94089


Outside Directors of SanDisk Corporation:
-----------------------------------------

Irwin Federman       General Partner, U.S. Venture Partners, Menlo Park, CA

William V. Campbell  Entrepreneur, Mountain View, CA

Catherine P. Lego    General Partner, The Photonics Fund, Woodside, CA

Dr. James D. Meindl  Professor, Georgia Institute of Technology in Atlanta, GA

Alan F. Shugart      President, Chairman and CEO, Al Shugart International,
                     Santa Cruz, CA

                                   Schedule B
                                   ----------
                        DIRECTORS AND EXECUTIVE OFFICERS



                          Present Principal Occupation
                           Including Name of Employer
                              Address of Employer

Executive Officers of The Israel Corporation Ltd.:
--------------------------------------------------

(name)                                      (title)                           (address)

Yossi Rosen                  President and Chief Executive Officer   c/o Israel Corporation Ltd.
                                                                     Millenium Tower
                                                                     23 Aranha Street
                                                                     Tel Aviv, Israel 61070

Udi Hillman                  Executive Vice President and            c/o Israel Corporation Ltd.
                             Chief Financial Officer                 Millenium Tower
                                                                     23 Aranha Street
                                                                     Tel Aviv, Israel 61070

Noga Yatziv, Adv.            Company Secretary                       c/o Israel Corporation Ltd.
                                                                     Millenium Tower
                                                                     23 Aranha Street
                                                                     Tel Aviv, Israel 61070



Outside Directors of The Israel Corporation Ltd.:
---------------------------------------------

Idan Ofer                Entrepreneur, Israel

Ehud Angel               Managing Director. Ofer (Ships Holdings) Ltd., Israel

Prof. Avishay Braverman  President, Ben-Gurion University of the Negev, Israel

Dan Goldstein            CEO and Chairman of the Board, Formula Systems (1985)
                         Ltd., Israel

Zvi Itskovitch           First Executive Vice President, Member of Management
                         and Head of Domestic Subsidiaries Division, Bank Leumi le-Israel B.M., Israel

Irit Izakson             Entrepreneur, Israel

Ari Levy                 Chief Financial Officer, Ofer Brothers, Israel

Amnon Lion               Managing Director, Zodiac Maritime Agencies Ltd.,
                         Israel

Doron Ofer               Managing Director, Ofer Brothers Properties (1975)
                         Ltd., Israel

Zvi Zamir                Entrepreneur, Israel



Executive Officers of Alliance Semiconductor Corporation:
---------------------------------------------------------

(name)                                      (title)                                 (address)

N. Damodar Reddy             Chairman, President and                 c/o Alliance Semiconductor
                             Chief Executive Officer                 2575 Augustine Drive
                                                                     Santa Clara, CA 95054

C.N. Reddy                   Executive Vice President,               c/o Alliance Semiconductor
                             Chief Operating Officer                 2575 Augustine Drive
                             Director and Secretary                  Santa Clara, CA 95054

David Eichler                Vice President, Finance and             c/o Alliance Semiconductor
                             Administration and                      2575 Augustine Drive
                             Chief Financial Officer                 Santa Clara, CA 95054

Bradley Perkins              Vice President and General Counsel      c/o Alliance Semiconductor
                                                                     2575 Augustine Drive
                                                                     Santa Clara, CA 95054

Ritu Shrivastava             Vice President, Technology Department   c/o Alliance Semiconductor
                                                                     2575 Augustine Drive
                                                                     Santa Clara, CA 95054

Outside Directors of Alliance Semiconductor Corporation:
--------------------------------------------------------

John B. Minnis       President, Milpitas Materials Company, CA

Sanford L. Kane      President, Kane Concepts Incorporated, CA



Executive Officers of Macronix International Co., Ltd.:
-------------------------------------------------------
(name)      (title)            (address)

Miin Wu      President and Chief Executive    c/o Macronix International
             Officer                          6F, No. 196, Sec 2,
                                              Cheng Kuo North Road, Taipei,
                                              Taiwan, R.O.C.



Outside Directors of Macronix International Co., Ltd.:
------------------------------------------------------

No Information

                                 EXHIBIT INDEX

Exhibit
Number      Description of Document
-------     -----------------------

1. Share Purchase Agreement, dated as of July 4, 2000, by and between SanDisk Corporation and Tower Semiconductor Ltd.

2. Additional Purchase Obligation Agreement, dated as of July 4, 2000, by and between SanDisk Corporation and Tower Semiconductor Ltd.

3. Registration Rights Agreement, dated as of January 18, 2001, by and between SanDisk Corporation, The Israel Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.

4. Consolidated Shareholders Agreement, dated as of January 18, 2001 by and among SanDisk Corporation, The Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.